Exhibit 17.2

RESIGNATION

I, Ed Wiggins, Secretary, Treasurer and a director of Filtering Associates, Inc., a Nevada corporation, hereby tender and submit my resignation as Secretary, Treasurer and a director, such resignations to be effective upon this 18th day of December 2006.

/s/ Ed Wiggins
Ed Wiggins